August 31, 2006
VIA EDGAR
Attn: Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549-6010

Re:	RTW, Inc. Form 10-K for the fiscal year ended December 31, 2005
Dear Mr. Rosenberg:
     RTW, Inc. (“RTW”) received your comment letter dated August 11, 2006 related to the filing listed above. This letter will respond to the comments raised by the staff with each response numbered to correspond to the staff comments.
     As we discussed in our August 21, 2006 telephone conversation, the staff has requested that RTW provide this information to the Securities and Exchange Commission (SEC) supplementally. We are doing that through today’s response. Based upon our conversation, we anticipate that the disclosure that we are providing you will serve as the foundation for additional disclosures in future SEC filings.
Business
Reinsurance, page 6
SEC Comment 1
Reinsurance recoverables is your second largest asset, representing over 36% of your total assets at December 31, 2005. Although you disclose the names and A.M. Best ratings of your reinsurers, we believe your disclosure does not provide sufficient risk concentration disclosure. Please provide us in a disclosure-type format a revised table that presents the credit risk inherent in your reinsurance recoverables. In this regard, please ensure that you identify your primary reinsurers, the amount of reinsurance recoverables from each of these primary reinsurers and the related security or collateral.
RTW Response No. 1
     We propose to add Exhibit A, describing terrorism reinsurance, to our reinsurance disclosure in Item 1 of our Form 10-K in future years. We would propose to create a new section in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our

Form 10-K after “Investments” but before “Unpaid Claim and Claim Settlement Expenses” titled “Reinsurance Recoverables.” This new proposed section is included as Exhibit B.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables, page 25
SEC Comment 2
We believe your disclosure regarding the estimation of the reserve for unpaid claim and claim settlement expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand: 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Please provide us, in a disclosure-type format, the following information and also consider providing any additional information to achieve this objective.
a.	Please describe the methods you used to determine your reserve for unpaid claims and claim settlement expenses. Please ensure this description:
1)	Identifies the unique development characteristics of your workers’ compensation insurance business; and

2)	Describes the extent of your procedures for determining the reserve for unpaid claims and claim settlement expenses on both an annual and interim reporting basis. Yon disclose that internal and external actuaries review your reserves for adequacy on a periodic basis. In your response, please clarify the roles of both your internal and independent external actuaries and be specific regarding the periodic basis that these actuaries perform their reviews.
b.	Please disclose the range of reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at your best estimate of reserves within that range and what specific factors led you to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

c.	It appears that you have significantly revised your provision for claims of insured events of prior years. We believe that your explanations here and in Results of Operations on page 21 do not adequately quantify and describe the reasons for these reserve revisions. Please provide the following to explain the reasons for your change in estimates:

1)	Identify and describe in reasonable specificity the nature and extent of: a) new events that occurred ;or b) additional experience/information obtained since the last reporting date that led to the change in estimates. In this regard, please quantify the impact of each of the factors you identify prompting your revisions. Please explain how your ability to manage and close claims has improved and how this results in lower reserve estimates. Also, please explain what you mean by the re-underwriting of your book of business and how it has resulted in claims with profiles different than experienced historically. Explain and quantify the key assumptions that differ from your historical experience and how these differences impacted your recorded reserves.

2)	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
d.	Please identify and describe those key assumptions, in addition to the inflation rate you disclose, that materially affect the estimate of the reserve for claims and claim adjustment expenses. In addition please disclose the following:
1)	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2)	Explicitly identify and discuss the key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
e.	In order to show investors the potential variability in the most recent estimate of your claims reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. In this regard, your disclosure regarding a one percent change in the inflation rate is unclear. Please clarify whether you mean a change of one percentage point in the overall inflation rate and indicate whether you believe this change is reasonably likely. Also, please clarify why your reserves are most sensitive to changes in inflation assumptions when the disclosed one percent change will result in a reserve change of approximately $477,000 and your prior year adjustments to claims reserves for the last three years have been 11 to 14 times this amount.
RTW Response No. 2
     We would propose to revise and expand the section in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our future Form 10-K titled “Unpaid

Claim and Claim Settlement Expenses and Reinsurance Recoverables.” This revised section is included as Exhibit C.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables, page 25
SEC Comment 3
Please provide us in a disclosure-type format a discussion that quantifies the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Please discuss the changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.
RTW Response No. 3
     We propose to create a new section in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K in future filings after “Investments” and before “Unpaid Claim and Claim Settlement Expenses” titled “Reinsurance Recoverables.” This new proposed section is included as Exhibit B.
Liquidity and Capital Resources, page 31
SEC Comment 4
Please provide us in a disclosure-type format a more robust discussion of the reasonably likely impact the payment of claims and claim settlement expenses will have on known trends and uncertainties, in particular cash outflows from operations. In your proposed disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of any credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.
RTW Response No. 4
     We propose to add Exhibit D as a new fourth paragraph in the section titled “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for future filings.

Contractual Obligations, page 32
SEC Comment 5
It would appear that your unpaid claim and claim settlement expenses reserve represents future legal obligations that you have not included in your contractual obligation table. Due to the significant nature of these liabilities to your business, we believe the inclusion of this reserve in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your claim and claim settlement expenses reserve. Please ensure that your proposed disclosure includes the gross payments you expect to make, exclusive of your discount for fixed or determinable payments, and provide a footnote to indicate why the presented total does not agree to the liability reported on your balance sheet. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.
RTW Response No. 5
     We propose to replace the “Contractual Obligations” section in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K in future filings with Exhibit E.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies, page 41
SEC Comment 6
Please provide us in a disclosure-type format your revenue recognition policy for your services segment.
RTW Response No. 6
     We propose to add Exhibit F as additional disclosure in Note 1: Summary of Significant Accounting Policies to our Consolidated Financial Statements in future Form 10-K filings. We included similar disclosures in our Forms 10-Q beginning in 2006.
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of disclosures contained in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (952) 897-6147 if you have any questions or need additional information.
Very truly yours,
RTW, Inc.

/s/ Alfred L. LaTendresse Alfred L. LaTendresse
Executive Vice President and Chief Financial Officer

cc:	Thomas G. Lovett, IV, Lindquist & Vennum PLLP Gregory D. Koschinska, Audit Committee Chairman Daniel R. Bauer, Ernst & Young LLP

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comment 1
Exhibit A
Terrorism Reinsurance
     The Terrorism Risk Insurance Act of 2002 (TRIA) established a program within the Department of the Treasury under which insurers are required to offer terrorism insurance and the federal government will share the risk of loss by commercial property and casualty insurers arising from future terrorist attacks. The Terrorism Risk Insurance Extension Act of 2005 (TRIEA) extended this program through December 31, 2007. Each participating insurance company would be subject to a deductible, ranging from 17.5% of direct earned premiums from covered commercial insurance lines in 2006 to 20% in 2007, before federal government assistance becomes available. For losses in excess of a company’s deductible, the federal government will cover 90% in 2006 and 85% in 2007 of the excess covered losses, while companies will retain the remaining 10% in 2006 and 15% in 2007. Federal reimbursement is available for a certified act of terrorism after March 31, 2006 only if the aggregate industry insured losses resulting from such act exceed $50 million in 2006 or $100 million in 2007. Losses covered by the program will be capped annually at $100 billion; above this amount, insurers are not liable for covered losses and Congress is to determine the procedures for and the source of any payments. Amounts paid by the federal government under the program over certain phased limits are to be recouped by the Department of the Treasury through policy surcharges which cannot exceed 3% of annual premium. The program does not generally affect state law limitations applying to premiums and policies for terrorism coverage.
     While TRIEA provides the property and casualty industry with an increased ability to withstand the effect of a terrorist event through 2007, our results of operations or equity could nevertheless be materially adversely affected by terrorist events given the unpredictability of the nature, targets, severity or frequency of such events. Under the laws of most states, we are generally prohibited from excluding terrorism exposure from our primary workers compensation policies.

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comments 1 and 3
Exhibit B
REINSURANCE RECOVERABLES
     We purchase reinsurance to protect our insurance results from potential losses in excess of the level we are willing to accept. We share the risks and benefits of the insurance we underwrite with reinsurers through reinsurance agreements. Our primary reinsurance is excess of loss coverage that limits our per-occurrence exposure.
     Under an excess of loss reinsurance policy, we pay a reinsurer a negotiated percentage of gross premiums earned. In return, the reinsurer assumes all risks relating to losses over a specific dollar amount on a per occurrence basis. We are required to purchase excess of loss coverage for our Minnesota policies from the Minnesota Workers’ Compensation Reinsurance Association (WCRA). In states other than Minnesota, we purchase excess of loss coverage through private reinsurers.
     We review our reinsurance program annually and consider the following factors in structuring our program each year: (i) individual state requirements, including mandatory reinsurance pools; (ii) our tolerance for adverse volatility in our results; (iii) our ability to sustain and tolerance for catastrophic losses, which affects our limits of reinsurance that we purchase; and (iv) the relative cost of the reinsurance coverage to our expected cost of claims. We have maintained the same lower limit attachment point of $200,000 since 2003. Our ability to retain and maintain reinsurance coverage outside of Minnesota is dependent upon reinsurance market conditions.
     We regularly monitor and review the financial condition and stability of our reinsurers. This review includes a ratings analysis of each reinsurer participating in an existing reinsurance contract or from whom we have a recoverable. We do not require collateral from reinsurers authorized to do business in Minnesota. Max Re Ltd. is the only non-authorized reinsurer. The following details our reinsurance recoverables at December 31, 2005 (000’s) and the current A.M. Best rating assigned to each as of March 3, 2006:

		Reinsurance recoverable on
	A.M. Best	Unpaid claim and claim	Paid claim and claim
Reinsurer	Rating	settlement expenses (5)	settlement expenses
Aspen Insurance UK Ltd	A	$1,800	$—
American Re-Insurance Company	A	3,399	—
Continental Casualty Company	A	359	—
Everest Reinsurance Company	A+	1,325	16
GE Reinsurance Corporation (1) (2)	A	14,839	289
General Reinsurance Corporation (1)	A++	34,430	379
Max Re Ltd (1) (3)	A -	2,799	—
Minnesota WCRA (1) (4)	Not rated	21,930	51
Platinum Underwriters Reinsurance, Inc.	A	1,325	16
SCOR Reinsurance Company	B++	359	—
Transatlantic Reinsurance Company	A+	717	—
Other		36	—

Total		$83,318	$751

(1)	Current reinsurer for 2006

(2)	GE Reinsurance was acquired by Swiss Re (A.M. Best rating A+) in June 2006.

(3)	Max Re, Ltd, a Bermuda-based reinsurer, collateralized unpaid amounts ceded to it with a $2.2 million irrevocable letter of credit that we can draw upon if necessary.

(4)	The Minnesota WCRA is a mandatory reinsurer for business underwritten in Minnesota. It is not rated by A.M. Best. The WCRA has the ability to assess members for cash shortfalls.

(5)	Reinsurance recoverable on unpaid claim and claim settlement expenses can be very long-term in nature, extending for decades.

     Based on our review at December 31, 2005, we believe our reinsurance balances are collectible and expect our reinsurers to honor their obligations. Further, we are not aware of any developments with respect to these reinsurers that would result in uncollectible reinsurance balances. In the event that these reinsurers are unable to honor their obligations to us due to insolvency or otherwise, we will be required to pay these obligations ourselves and the result could have a material adverse effect on our future results of operations and financial condition.
     We pay or accrue reinsurance premiums in the current year, reducing our current year revenue. We also cede the losses associated with these reinsurance agreements during the current year, reducing our claim and claim settlement expenses. We also receive ceding commissions, which reduce policy acquisition costs. Recoveries of claim payments associated with these treaties occur in future periods over the life of the underlying claim. Changes to the estimated recoverables, based on new information, are recorded when they become known. These changes do not affect our earnings since they involve a change in our gross estimated reserves offset by a corresponding change in our ceded reserves or recoverables. The following table summarizes the effect of our reinsurance activities on our Consolidated Statements of Income and our Consolidated Statements of Cash Flows (000’s):

	2005	2004	2003
Consolidated statement of income:
Ceded premiums	$(10,452)	$(9,688)	$(8,141)
Ceded losses	9,898	13,373	6,324
Ceding commissions	2,498	2,360	1,500

Reinsurance effect on income before income taxes	1,944	6,045	(317)
Income taxes expense (benefit) at statutory rate	661	2,055	(108)

Net income effect of reinsurance transactions	$1,283	$3,990	$(209)

Consolidated statement of cash flows:
Net income effect of reinsurance transactions	$1,283	$3,990	$(209)
Change in reinsurance recoverables	(4,946)	(6,803)	21,611

Operating cash flow effect of reinsurance transactions	$(3,663)	$(2,813)	$21,402

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comment 2
Exhibit C
UNPAID CLAIM AND CLAIM SETTLEMENT EXPENSES
Unpaid claim and claim settlement expenses relate solely to our insurance operations. Our Absentia division and service business do not bear claim risk for its customers and carry no unpaid claim and claim settlement expenses.
     At December 31, 2005, net reserves totaled $76.8 million and included the liability for unpaid claim and claim settlement expenses of $160.1 million net of reinsurance recoverables on unpaid claim and claim settlement expenses of $83.3 million. The net reserve at December 31, 2004 totaled $78.4 million and included the liability for unpaid claim and claim settlement expenses totaling $156.1 million net of reinsurance recoverables on unpaid claim and claim settlement expenses of $77.7 million.
     Accounting for workers’ compensation insurance operations requires us to estimate the liability for unpaid claim and claim settlement expenses (reserves) and the related reinsurance recoverables, (together, the “net reserves”) at each balance sheet date. Our reserves at December 31, 2005 represent the estimated total unpaid cost of claim and claim settlement expenses that cover events that occurred in 2005 and prior years. These reserves reflect our estimates of the total costs of claims that were reported to us, but not yet paid, and the cost of claims that had occurred but had not yet been reported to us. For reported claims, we establish case reserves. For workers’ compensation coverage, case reserves alone are an insufficient measure of the ultimate cost due in part to the nature of the settlement process, the potential for protracted litigation, the ongoing effect of inflation over the long period which medical care will be provided, the potential for workers’ compensation claims to close and subsequently reopen and the incompleteness of facts available at the time the case reserve is established. We establish additional incurred but not reported (“IBNR”) reserves by first projecting ultimate claim and claim settlement expenses for all claims as determined by using recognized standard loss development methods and techniques. The difference between our projected ultimate cost of claim and claim settlement expenses, reduced by payments, and case-basis reserves is IBNR. IBNR reserves reflect our estimated cost of claims that have not been reported to us and our estimate of the cost of claims that have been reported to us but where the remaining case reserves may be insufficient to cover the remaining cost of the claim and related claim settlement expenses.
     The amount by which estimated net reserves, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as “development.” Development is unfavorable (deficient) when losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims. Development is favorable (redundant) when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on open claims. Favorable or unfavorable development of loss reserves is reflected in earnings in the period realized.
     The level of reserves we maintain represents our best estimate, as of a particular point in time, of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability, but instead are complex estimates that we derive from numerous assumptions and expectations about future events, both internal and external, many of which are highly uncertain. Workers’ compensation claims can remain open for many years. Claims that are open and claims that re-open will continue to evolve and change based on new information. It can be decades before all claims related to an accident year are reported and settled. Industry experience in the more recent accident years of long-tailed casualty lines, including workers’ compensation, show limited statistical credibility because a relatively low proportion of ultimate claim and claim settlement expenses will be known and an even smaller portion will have been paid.
     Both internal and independent external actuaries review our reserves for adequacy. These actuaries estimate and evaluate unpaid claim and claim settlement expenses using recognized standard loss development methods and techniques. We conduct three internal studies each year and engage our external actuaries to complete their study at year-end. These reviews assume that past experience, adjusted for the effects of current events and anticipated trends, is an appropriate basis for predicting future events. Both internal and external actuaries estimate reserves based on a ground-up approach. Case reserve and payment data is classified into segments (reserve cells), primarily based on accident year, region and type of liability (medical, indemnity and settlement expenses) and analyzed over time. These aggregations are called loss triangles and are the primary basis for the projected ultimate cost of claim and claim settlement expenses. Over 250 individual reserve cells are reviewed using multiple actuarial methods.
     Loss triangles are used to determine the expected case loss emergence. In general, loss development factors are selected by a retrospective analysis of the overall adequacy of historical case reserves. The determination of the expected loss emergence pattern is not strictly a mechanical process. Factors affecting loss development patterns include, but are not limited to, the following: (i) trends in general economic conditions, including the effects of medical and wage inflation; (ii) estimates of trends in claims frequency and severity; (iii) our and industry historical loss experience; (iv) legislative enactments, legal developments and changes in social and political attitudes; (v) the lag time between the occurrence of an insured event and the time it is ultimately settled, referred to in the insurance industry as the “tail”; (vi) changes in how we adjudicate claims; (vii) changes in our personnel; (viii) unanticipated claim development; and (ix) statistical variability. These items influence the selection of the expected loss emergence patterns. Many of these items are not directly quantifiable, particularly on a prospective basis. There is no precise method for subsequently evaluating the effect of any specific factor on the adequacy of reserves because the eventual redundancy or deficiency is affected by many factors. Due to our commencing operations in 1992, we have limited historical data to estimate our reserves for unpaid claim and claim settlement expenses and reinsurance recoverables on unpaid claim and claim settlement expenses. Accordingly, we supplement our experience with external industry data related to loss development patterns and large losses, as adjusted, to reflect anticipated differences between our results and the industry.
     Expected ultimate claim and claim settlement expenses are judgmentally determined by reserve cell based upon reviewing the selected loss emergence pattern. If the selected emergence pattern is not accurate, then the indicated ultimate claim and claim settlement expenses will not be correct. The expected loss emergence patterns are critical assumptions and are updated with each reserve study. Once the year-end IBNR reserves are determined, our actuary calculates the expected case loss emergence and the expected claim payment activity for the upcoming calendar year. This calculation does not involve new assumptions and uses the prior year-end expected loss emergence patterns. The expected losses are then allocated into interim estimates that are compared to actual reported claim and claim settlement case reserves and payments in the subsequent year. This comparison provides a test of the adequacy of prior year-end IBNR reserves and forms the basis for recognizing any reserve development during the course of the year.
     The reserve analyses performed by the internal and external actuaries result in point estimates. We use these point estimates as the primary factor in determining carried reserves. The carried reserves may differ from the point estimates as the result of our consideration of the factors above, the historical volatility of our estimates, the potential volatility of our estimates and other factors affecting claim costs that may not be quantifiable through actuarial analysis. At December 31, 2005, we established reserves slightly higher than the point estimates due to the significant adverse development we had realized in calendar years 2000 and 2001 and the adverse experience realized for accident years 1996 to 1998 during calendar year 2005, offset by the recent favorable trend in more current, but less mature, accident years. See the discussion concerning volatility later in this section.
     Our reserves are primarily undiscounted; however, we discounted reserves for selected claims that have fixed and determinable future payments at rates ranging from 3.5% to 8.0% in 2005 and 2004. The discount rates are subject to change as market interest rates change. We also reduce the unpaid claim and claim settlement expenses for estimated amounts of subrogation.
     We continually monitor loss development trends and data to determine reasonable reserve estimates. Reserves are based on estimates that are inherently uncertain and represent a significant risk to the business. We attempt to mitigate this risk by continually improving and refining our workers’ compensation claims processing practices and by continual monitoring through actuarial estimation methods.
     After taking into account all relevant factors, we believe our reserves for unpaid claim and claim settlement expenses and reinsurance recoverables on unpaid claim and claim settlement expenses at December 31, 2005 are adequate to cover the ultimate net costs of claim and claim settlement expenses at that date. The ultimate cost of claim and claim settlement expenses may differ materially from the established reserves, particularly when claims may not be settled for many years. Establishing appropriate reserves is an inherently uncertain process and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. See Notes 1 and 5 in the accompanying Consolidated Financial Statements. The following two tables reconcile the beginning and ending insurance reserves, displayed individually for each of the last three years.

     The following table sets forth reserves on a gross (before reinsurance) basis (000’s):

	Year Ended December 31,
	2005	2004	2003
Gross Reserves for Claim and Claim Settlement Expenses:
Gross reserves for claim and claim settlement expenses, beginning of year	$156,123	$150,044	$181,262
Provision increases (decreases) for claim and claim settlement expenses:
Current year	43,936	53,563	42,777
Prior years	(3,231)	(4,654)	(21,846)

Total provision	40,705	48,909	20,931

Payments for claim and claim settlement expenses:
Current year	11,748	12,666	11,077
Prior years	24,939	30,164	41,072

Total payments	36,687	42,830	52,149

Gross reserves for claim and claim settlement expenses, end of year	$160,141	$156,123	$150,044

     During 2003, we re-evaluated and lowered our estimate for excess of loss unpaid claim and claim settlement expenses by $15.1 million, which inured to the benefit of our reinsurers. Excluding the effect of this benefit, our ceded losses to reinsurers would have been $8.8 million.
The following table sets forth reserves on a net (after reinsurance) basis (000’s):

	Year Ended December 31,
	2005	2004	2003
Net Reserves for Claim and Claim Settlement Expenses:
Net reserves for claim and claim settlement expenses, beginning of year	$78,401	$78,578	$89,440
Plus: Deferred retrospective reinsurance gain, beginning of year	49	49	49
Provision increases (decreases) for claim and claim settlement expenses:
Current year	36,264	42,583	33,954
Prior years	(5,457)	(7,047)	(6,698)

Total provision	30,807	35,536	27,256

Payments for claim and claim settlement expenses:
Current year	11,748	12,666	10,761
Prior years	20,637	23,047	27,357

Total payments	32,385	35,713	38,118

Less: Deferred retrospective reinsurance gain, end of year	(49)	(49)	(49)

Net reserves for claim and claim settlement expenses, end of year	$76,823	$78,401	$78,578

     The following gross loss reserve development table sets forth the change, over time, of gross reserves established for claim and claim settlement expenses at the end of the last ten years. The table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000’s):

	December 31,
						(000’s)
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Loss Reserve Development:
Gross reserves for unpaid claim and claim settlement expenses	$160,141	$156,123	$150,044	$181,262	$181,310	$128,841	$99,831	$97,269	$61,069	$49,256	$37,138

Paid (cumulative) as of:
One year later		$24,937	$30,164	$41,072	$46,043	$49,241	$45,933	$37,062	$28,315	$20,529	$10,032
Two years later			43,436	61,363	17,086	74,681	67,442	56,031	42,889	29,841	15,306
Three years later				71,132	86,710	90,484	78,244	65,664	50,558	35,370	18,415
Four years later					93,348	98,689	85,754	70,631	54,835	38,880	19,964
Five years later						103,391	89,956	73,979	57,261	41,029	21,289
Six years later							93,045	76,311	59,012	41,980	22,117
Seven years later								78,476	60,352	42,728	22,702
Eight years later									61,637	43,511	23,020
Nine years later										44,208	23,448
Ten years later											23,809

	December 31,
						(000’s)
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Reserves re-estimated as of:
End of year	$160,141	$156,123	$150,044	$181,262	$181,310	$128,841	$99,831	$97,269	$61,069	$49,256	$37,138
One year later		152,892	145,389	159,415	183,923	160,065	118,205	85,384	72,443	44,862	26,086
Two years later			147,117	160,147	166,738	168,222	130,120	95,696	64,499	48,233	22,295
Three years later				163,724	168,892	157,251	137,002	101,893	73,031	44,587	24,111
Four years later					174,451	161,905	129,819	107,522	75,554	50,552	23,054
Five years later						168,190	132,813	103,064	79,398	52,063	26,485
Six years later							138,782	105,705	76,610	54,327	27,237
Seven years later								110,136	77,921	53,047	28,411
Eight years later									80,855	54,250	28,533
Nine years later										55,491	29,107
Ten years later											29,627
Initial reserves in excess of (less than) re-estimated reserves
Amount		$3,231	$2,927	$17,538	$6,859	$(39,349)	$(38,951)	$(12,867)	$(19,786)	$(6,235)	$7,511
Percent		2.1%	2.0%	9.7%	3.8%	(30.5)%	(39.0)%	(13.2)%	(32.4)%	(12.7)%	20.2%
     The table above represents the development of balance sheet gross reserves for 1995 through 2005. The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded gross reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years.
     The “initial reserves in excess of (less than) re-estimated reserves” (Amount and Percent rows) represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed a $12.9 million net deficiency over the course of the succeeding years.
     In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy (deficiency) to losses settled in 2002, but incurred in 1999, is included in the cumulative redundancy (deficiency) amounts in 1999, 2000 and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.
     The following net loss reserve development table sets forth the change, over time, of net reserves established for claim and claim settlement expenses at the end of the last ten years. The table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000’s):

	December 31,
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Loss Reserve Development:
Gross reserves for unpaid claim and claim settlement expenses	$160,141	$156,123	$150,044	$181,262	$181,310	$128,841	$99,831	$97,269	$61,069	$49,256	$37,138
Reinsurance recoverables	83,318	77,722	71,466	91,822	90,115	61,845	41,179	21,403	5,374	6,183	8,312

Net reserves for unpaid claim and claim settlement expenses	$76,823	$78,401	$78,578	$89,440	$91,195	$66,996	$58,652	$75,866	$55,695	$43,073	$28,826

Paid (cumulative) as of:
One year later		20,637	23,047	$27,357	$30,285	$32,028	$35,932	$34,380	$27,737	$19,439	$8,595
Two years later			32,068	40,956	43,825	43,823	48,069	49,958	42,046	28,173	12,894
Three years later				46,673	50,871	49,531	54,360	56,376	49,671	33,438	15,521
Four years later					54,078	53,130	58,113	60,453	53,814	36,904	16,869
Five years later						55,342	60,690	63,278	56,140	38,919	18,020
Six years later							62,465	65,347	57,903	39,770	18,714
Seven years later								66,674	59,219	40,530	19,200
Eight years later									60,442	41,289	19,530
Nine years later										41,924	19,934
Ten years later											20,232
Reserves re-estimated as of:
End of year	76,823	78,401	$78,578	$89,440	$91,195	$66,996	$58,652	$75,866	$55,695	$43,073	$28,826
One year later		72,944	71,531	82,742	82,839	74,727	74,181	67,753	66,674	39,988	20,751
Two years later			69,831	78,482	76,545	71,202	76,502	77,205	61,075	43,484	18,469
Three years later				78,037	77,055	71,911	75,321	78,391	68,065	41,451	19,796
Four years later					78,054	71,177	77,443	78,772	69,474	45,959	19,389
Five years later						73,660	75,588	80,522	69,595	47,147	21,254
Six years later							79,204	78,878	69,926	47,126	22,568
Seven years later								82,676	69,095	46,969	22,388
Eight years later									71,540	47,039	22,342
Nine years later										48,288	22,727
Ten years later											22,950
Initial reserves in excess of (less than) re-estimated reserves
Amount		$5,457	$8,747	$11,403	$13,141	$(6,664)	$(20,552)	$(6,810)	$(15,845)	$(5,215)	$5,876
Percent		7.0%	11.1%	12.7%	14.4%	(9.9)%	(35.0%)	(9.0)%	(28.4)%	(12.1)%	20.4%
     The table above represents the development of balance sheet net reserves for 1995 through 2005. The top three rows of the table reconcile gross reserves to net reserves for unpaid claim and claim settlement expenses recorded at the balance sheet date for each of the indicated years.

     The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year.
     The lower portion of the table shows the re-estimated amount of the previously recorded net reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years. For example, for the 1998 calendar year valued as of December 31, 2005, we paid $66.7 million of the currently estimated $82.7 million of claim and claim settlement expenses that were incurred through the end of 1998. Thus, the difference, an estimated $15.7 million of claim and claim settlement expenses incurred through 1998, remained unpaid as of December 31, 2005.
     The “initial reserves in excess of (less than) re-estimated reserves” (Amount and Percent rows) represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed a $6.8 million net deficiency over the course of the succeeding years. The net amount has been included in income and the changes have been recorded in the period identified. The cumulative net deficiencies in 2000 and 1999 are the result of reserve development inherent in the uncertainty in establishing reserves and anticipated loss trends. As discussed above, due to our relatively limited historical claim data and small claim population, our estimate of the liability for net reserves is difficult and volatile. As discussed further below, the reserve redundancy in 2001 is the result of accrual reversals resulting from changes in methods of assessing second injury funds, lower frequency in claims reported from the estimate at December 31, 2001, and reductions in amounts expected to be incurred for our participation in mandatory state and national assigned risk pools.
     In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy to losses settled in 2002, but incurred in 1999, will be included in the cumulative redundancy (deficiency) amounts in 1999, 2000, and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.
     The following table is derived from the net loss reserve development table and summarizes the effect of reserve re-estimates, net of reinsurance, on calendar year operations for the same ten-year period ended December 31, 2005. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total accident year column represent the cumulative reserve re-estimate (increase) decrease for the indicated accident year (000’s):

											Cumulative
											Re-estimates
											for each
	Effect of Reserve Re-estimates on Calendar Year Operations:										Accident
	2005	2004	2003	2002	2001	2000	1999	1998	1997	Pre-1997	Year
Accident Year:
1992	$(21)	$25	$(30)	$2	$(6)	$(19)	$38	$(15)	$(37)	$(110)	$(173)
1993	12	(98)	14	261	(706)	(160)	7	(96)	(42)	741	(67)
1994	3	(174)	(77)	178	(633)	(459)	(68)	(574)	413	3,943	2,552
1995	(217)	(138)	139	(261)	31	(1,227)	430	(642)	1,948	4,604	4,667
1996	(1,026)	315	111	(159)	126	(2,643)	1,626	(2,169)	803		(3,016)
1997	(1,196)	901	(488)	(142)	(221)	(2,482)	3,566	(7,483)			(7,545)
1998	(1,353)	813	(1,419)	(320)	283	(2,462)	2,514				(1,944)
1999	182	211	(372)	1,622	(1,195)	(6,077)					(5,629)
2000	1,133	(1,121)	1,413	2,344	(5,410)						(1,641)
2001	1,484	1,756	4,003	4,831							12,074
2002	1,444	1,770	3,404								6,618
2003	1,255	2,787									4,042
2004	3,757										3,757

Total	$5,457	$7,047	$6,698	$8,356	$(7,731)	$(15,529)	$8,113	$(10,979)	$3,085	$9,178	$13,695

     Volatility in net carried loss reserves: It is inherent in a long-tailed line of business that current year estimates of ultimate liability for claim and claim settlement expenses will differ from prior estimates, sometimes materially. Volatility in our estimates can be viewed on a retrospective basis (that is, what changes have occurred) and a prospective basis (what could occur). The primary characteristics influencing the level of volatility are the length of the claim settlement period, the potential for changes in medical, wage and other claim costs, changes in the level of litigation or other dispute resolution processes, the potential for different types of injuries emerging and changes in the legal environment.
     We believe that the historical unpaid claim and claim settlement expenses development recognized into income illustrates the potential variability of our estimate of net unpaid claim and claim settlement expenses. The “Effect of

Reserve Re-estimates on Calendar Year Operations” table contains 85 entries for accident year re-estimates within the years shown: 43 of these are favorable adjustments and 42 are unfavorable. The 13 accident years (1992 to 2004) indicate that seven cumulatively have developed unfavorably at December 31, 2005 and six have developed favorably. The magnitude of the calendar re-estimates have been as favorable as $8.4 million (calendar year 2002) and as unfavorable as $15.5 million (calendar year 2000). The “net loss reserve development” table also provides insight into the potential variability of our estimates for net unpaid claim and claim settlement expenses. On average, our beginning of the year net reserve estimate for 1995 to 2004 has developed unfavorably by 2.9%. The largest favorable development has been $13.1 million (calendar year 2001) and the greatest unfavorable change has been $20.6 million (calendar year 1999). In 2002, Minnesota changed the method of assessing companies for its Special Compensation Fund. This one-time law change benefited us $6.1 million in 2002 and has not been excluded from the results presented in these tables.
     To illustrate the sensitivity of our net reserves to changes in loss development factors, our internal actuary estimated the effect of increases in the development factors used in the incurred loss development methodology, one of several different estimation methodologies used. We increased each year’s development factor by 15%. Historically, it is not unusual for these factors to change by 15% to 20%, in either direction. Assuming that our net reserves were based solely on the incurred loss development methodology and the preceding changes to the loss development factors, we estimate that our net unpaid claim and claim settlement expense reserve would increase by approximately $5.6 million at December 31, 2005 for all accident years combined.
     In addition to the factors described above, other factors may also affect claim and claim settlement expenses reserve development in future periods. These factors include: (i) governmental actions, including court decisions interpreting existing laws, regulations or policy provisions; (ii) adverse or favorable outcomes in pending claims litigation; (iii) the number and severity of claims; (iv) the effect of inflation on claims; and (v) the effect of residual market assessments. Although the actuaries do not make specific numerical assumptions about these factors, changes in these factors from past patterns will affect historical loss development factors and in turn, future loss reserve development. Significant positive changes in one or more factors will lead to positive future loss reserve development, which could result in the actual losses developing closer to, or even below, the lower end of the our estimated reserve variability. Significant negative changes in one or more factors will lead to negative loss reserve development, which could result in the actual loss developing closer to, or even above, the higher end of the our estimated reserve variability. Accordingly, due to these factors and the other factors enumerated throughout this Management’s Discussion and Analysis of Operations and Financial Condition and the inherent limitations of the loss reserving methodologies, the estimated and illustrated reserve variability may not necessarily be indicative of our future reserve variability, which could ultimately be greater than the estimated and illustrated variability. Accordingly, it is possible that our future reserve variability could ultimately be greater than the illustrated variability.
     Reserve development recognized: The reserve development for 2005, 2004 and 2003 has been affected by the following factors:
•	Re-underwriting our book of business. Beginning in 2000 and continuing today, we deliberately eliminated certain classes of business and industries from our book of business. Additionally, we re-emphasized to our customers that they must return workers to light-duty positions when approved by treating physicians and that failure to do so results in cancellation or non-renewal of their account. An employer’s failure to return workers to light-duty positions results in higher claim and claim settlement expenses for us. These shifts changed the nature and frequency of claims that occurred. The resulting data shift continues to emerge in our historical results.

•	Office closure. During 2002, we stopped writing business in our Missouri and New England regions and closed our offices there. We are still responsible for all accidents occurring while we operated there. We also experienced significant losses and adverse development in these markets during 2000 and 2001. Our claims management processes traditionally have relied upon being in close proximity to the claimant. The lack of proximity to the claimant and recent significant adverse development created significant uncertainty in how these claims would emerge. Our actuaries were appropriately conservative in their reserve estimates. Actual claim emergence has been more favorable than anticipated.

•	Procedural changes. We regularly review and adjust internal processes and procedures with the intent of becoming more effective and efficient in our claims adjudication. The effect of these changes will not be discernable in our data patterns for a minimum of two years, if not longer. Favorable and unfavorable claim results will be recognized in the short-run prior to the actuaries being comfortable in adjusting the long-term development patterns.

•	Effect of variability of results on estimation process. The frequency and severity of claims will vary by year. Actual emergence will vary by year. Adverse frequency, severity and emergence affect actuarial judgments more rapidly than a corresponding favorable event.
     The 2005 results include a $5.5 million decrease in prior years’ reserves for unpaid claim and claim settlement expenses. Our estimate of net unpaid indemnity expense decreased significantly as a result of procedural changes introduced earlier and a changing nature of the book of business from our re-underwriting initiative. Our estimate of net unpaid medical expenses moved adversely as the anticipated benefits of changes did not emerge. Accident years 1996 to 1998 suffered adverse claim development which was further affected by an adverse movement in industry excess loss development patterns that we use to supplement our analysis. More recent accident years, where we have lower retention limits were unaffected by this and moved favorably.
     The 2004 results include a $7.0 million decrease in prior years’ reserves for unpaid claim and claim settlement expenses. More recent accident years (2001 to 2003) favorably developed as the result of procedural changes and re-underwriting emerged more rapidly than anticipated in the reserve estimation process. Indemnity results improved as we were more effective in adjudicating claims and returning injured workers to work sooner than anticipated. Our expected costs for residual market charges moved favorably as our exposure to states with residual market charges, which are adjusted each year, decreased.
     The 2003 results include a $6.7 million decrease in prior years’ reserves for unpaid claim and claim settlement expenses. More recent accident years (2000 to 2002) favorably developed as the result of procedural changes and re-underwriting emerged more rapidly than anticipated in the reserve estimation process. Indemnity results improved as we were more effective in adjudicating claims and returning injured workers to work sooner than anticipated. Procedural changes began in 2002 that favorably affected the claims for the offices that we closed.

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comment 4
Exhibit D
     Cash provided by operating activities was $4.9 million, $8.1 million and $4.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005 we had $21.9 million in cash and cash equivalents and an additional $14.8 million of investments maturing in one year or less. The average expected maturity of our investment portfolios was 4.2 years at December 31, 2005. Average expected maturity takes into consideration the possibility or likelihood that callable bonds, such as mortgages, will be redeemed prior to their stated maturity. We expect claim payments to be made over 5.8 years. If paid claim and claim settlement expenses accelerated beyond our ability to fund an event from current operating activities, available cash and cash equivalents and investments maturing in one year or less, we might need to liquidate a portion of our investments or arrange for third-party financing. Potential events causing such a liquidity strain could include several significant catastrophic events occurring in a relatively short period of time or acts of terrorism. Additional strain on liquidity, operating results and financial position could occur if the investments sold to pay these claim and claim settlement expenses were sold at a loss during unfavorable market conditions or if reinsurance recoverables on these paid claim and claim settlement expenses became uncollectible.

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comment 5
Exhibit E
CONTRACTUAL OBLIGATIONS
     We have various contractual obligations which we become involved with during the ordinary course of business. The effect of these contractual obligations should be considered when evaluating our liquidity and capital resources. Our contractual obligations at December 31, 2005 consisting of operating leases for facilities and unpaid claim and claim settlement expenses are as follows (000’s):

	Lease	Unpaid claim and claim
	Obligations	settlement expenses (1)	Total
2006	$1,022	$35,319	$36,341
2007	670	20,541	21,211
2008	125	13,842	13,967
2009	140	10,273	10,413
2010	59	8,660	8,719
Thereafter	—	71,849	71,849

Total	$2,016	$160,484	$162,500

(1)	Unpaid claim and claim settlement expenses represent our estimate of the amount and timing of the ultimate settlement and administration of claims based on our assessment of facts and circumstances known as of December 31, 2005. The amounts are stated on a “gross” basis and do not reflect any potential recoveries under existing reinsurance agreements and do not reflect the effect of discounting of reserve amounts.
We anticipate reinsurance recoveries under our reinsurance agreements will offset $83 million of the unpaid claim and claim settlement expenses. We estimate that our recovery pattern, as a percent of unpaid claim and claim settlement expenses will be as follows:

Recoveries as a percentage of
unpaid claim and claim
settlement expenses
2006	26%
2007	37
2008	47
2009	56
2010	60
Thereafter	70

RTW, Inc.
Response to Securities and Exchange Commission Letter Dated August 11, 2006
Comment 6
Exhibit F
     Service Revenue - Service revenue includes revenues for services that are: (i) billed as a percent of premium of insurance policies issued by non-affiliated third-party insurers, including state-assigned risk plans; (ii) billed based on the number and type of claims serviced; (iii) billed on an hourly basis based on direct activity; or (iv) billed based on contract duration. Service revenue earned as a percent of premium is recognized over the life of the underlying insurance policy. All other service revenue is recognized over the term of the contract or after the services have been performed. The excess of billed service revenue over earned amounts is recognized as a liability and included in “Accrued expenses and other liabilities” on our Consolidated Balance Sheet.